Exhibit (c)(12)

Pro Forma Leverage Overview

Nova + Ignite || $42.50 / Ignite Share || $2.4bn Financing Need
($ in millions)

Sources	
Rolled Equity in Ignite (14.9mm shares)	$ 634
Nova Cash on Balance Sheet	22
Ignite Cash on Balance Sheet	269
New Revolver	-
New First Lien Term Loan	1,474
Total Sources	**$ 2,399**

Uses	
Purchase Ignite Equity (43.4mm FD shares)	$ 1,846
Paydown Nova Debt	114
Paydown Ignite Debt	264
Fees and Expenses	75
Cash to Balance Sheet	100
Total Uses	**$ 2,399**

				Leverage Multiple			
	Status Quo	Txn. Adj.	Pro Forma	Ignite Standalone	Ignite + Nova	Coupon	Maturity
Cash	$ 22	$ 78	$ 100				
Revolver	36	(36)	0			L + 1.25 %	Aug-23
Private Placement	29	(29)	0			L + 1.25 %	Aug-23
Term Loan	50	(50)	0				
Capital Leases	1	0	1				
New Revolver	0	0	0			L + 3.25 %	5 years
New TLB	0	1,474	1,474			L + 3.25 %	7 years
Total Debt	**$ 116**		**$ 1,476**	**6.0 x**	**4.6 x**		
LTM Adj. EBITDA (as of 30-Jun-2019)				**$ 246**	**$ 324**		
LTM CapEx (as of 30-Jun-2019)				**$ 135**	**$ 153**		
LTM Adj. EBITDA - CapEx (as of 30-Jun-2019)				**$ 111**	**$ 171**		

Note: Assumes PF EBITDA of $324mm as of transaction close (30-Jun-2019) which includes cash distributions from equity investments (~30mm per year). Equity value based on fully diluted shares outstanding of 43,428,442 (consisting of 23,776,923 Class A shares, 19,644,069 Class B shares, and 18,792 options with a weighted-average strike price of $25.65 per Ignite's FY2018 10K); assumes restricted stock awards of 367,895 per Ignite's FY2018 10K are included in the basic share count and Family roll of 14,919,745 shares (which assumes buyout of 3,488,550 shares held by Brian France for cash). Assumes $100mm in minimum cash and $75mm fees and expenses.